UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seligman Select Municipal Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816344105

(CUSIP Number)

Frank Nasta, Esq.

J.&W. Seligman & Co. Incorporated

100 Park Avenue

New York, NY 10017

(212) 850-1368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f) or 240.13d-
1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 816344105	Page 2 of 5

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William C. Morris
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC Use Only
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 695,937.664
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER N/A
PERSON WITH	9	SOLE DISPOSITIVE POWER 695,937.664
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,937.664
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 816344105	Page 3 of 5

Item 1.	Security and Issuer.

Common Stock

Seligman Select Municipal Fund, Inc.

100 Park Avenue, 8th Floor

New York, New York 10017

Item 2.	Identity and Background.

(a)	Name – William C. Morris
(b)	Business Address – J.&W. Seligman & Co. Incorporated, 100 Park Avenue, New York, NY 10017
(c)	Principal Occupation – Chairman of the Board of J.&W. Seligman & Co. Incorporated.
(d)	Mr. Morris has not been convicted in the last 5 years in any criminal proceeding.

(e)              During the last 5 years Mr. Morris has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Morris is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration.

Purchases of common stock of the Issuer described herein have been and will be made with personal funds.

Item 4.	Purpose of Transaction.

Mr. Morris has acquired the common stock of the Issuer described herein for investment purposes, and reserves the right to consider and explore additional purchases, or sales, of the common stock of the Issuer. Except as set forth herein, Mr. Morris does not have any plans or proposals that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Mr. Morris, in his capacity as a member of the Board of Directors of the Issuer, may, from time to time, propose that the Board consider one or more of such actions.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)          Mr. Morris is the beneficial owner, with sole voting and dispositive power, of 695,937.664 shares of common stock of the Issuer (including 620,667 shares he has the right to acquire pursuant to the agreements described herein), representing approximately 5.24% of the shares currently outstanding.

SCHEDULE 13D

CUSIP No. 816344105	Page 4 of 5

(c)          Mr. Morris entered into stock purchase agreements (the “Agreements”) dated as of October 18, 2006 with George W. Karpus, Karpus Management Inc., Philip Goldstein and each of the other persons and entities party to the Agreements pursuant to which Mr. Morris has agreed to acquire, and the sellers have agreed to sell, subject to the terms and conditions of the Agreements, an aggregate of 620,667 shares of the common stock of the Issuer, on November 20, 2006, at a price per share equal to 93% of the net asset value per share as of the close of business on the New York Stock Exchange on November 16, 2006. The Agreements are filed as Exhibits 1 and 2 hereto.

In addition to the foregoing, Mr. Morris acquired shares of common stock of the Issuer, through reinvestment of dividends on the following dates at the prices indicated:

Date	Number of Shares	Average Price per Share
August 23, 2006	297.362	9.90
September 22, 2006	293.329	10.06

(d) and (e)	Not applicable.
Item 6.	Contracts, Arrangements, Understanding or Relationships with
Respect to Securities of the Issuer.

Except as described in Item 5 and set forth in Exhibits 1 and 2 hereto, there are no contracts, arrangements, understandings or relationships of any kind between Mr. Morris and any other person with respect to any of the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Stock Purchase Agreement dated as of October 18, 2006 by and among William C. Morris, George W. Karpus, Karpus Management Inc. and each of the persons and entities listed on Schedule A thereto.
Exhibit 2	Stock Purchase Agreement dated as of October 18, 2006 by and among William C. Morris, Philip Goldstein and each of the persons and entities listed on Schedule A thereto.

SCHEDULE 13D

CUSIP No. 816344105	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 24, 2006

William C. Morris

By: /s/ Judith G. Kuhlmann

Name: Judith G. Kuhlmann

Title: Attorney in Fact